UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

2024 Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Directors, Members of Audit, Compensation, and Nominating Committees

On July 14, 2025, the Board of Directors (the “Board”) of Procaps Group, S.A. a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”), appointed Mr. Fernando Moreira Muniz and Mr. Carlos Romero-Camacho as Directors of the Board, to fill the vacancies on the Board created by Mr. Jose Frugone Domke and Mr. Jorddy Antonio Pérez Galindo’s resignation from the Board, each effective as of July 14, 2025, for a period ending at the next annual general meeting of shareholders approving the annual accounts (which corresponds to the duration of the mandate of Mr. Jose Frugone Domke and Mr. Jorddy Pérez Galindo).

The Board also appointed Mr. Moreira Muniz as a member of the Audit Committee of the Board, and Mr. Romero-Camacho as a member of the Compensation and Nominating Committees of the Board.

The Board determined that (i) Mr. Moreira Muniz and Mr. Romero-Camacho each meet the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market (“Nasdaq”) rules and (ii) Mr. Moreira Muniz meets the heightened independence requirements under the applicable rules of the Securities and Exchange Commission for purposes of serving on the Audit Committee.

Mr. Moreira Muniz currently serves as a Director and CEO of Urufarma, a pharmaceutical manufacturing company with a presence in Eastern Europe and Latin America, a position he has held since 2007. Mr. Moreira Muniz also currently serves as Secretary for the Association of National Laboratories in Uruguay, an organization that represents and supports national laboratories and promotes the development of the Uruguayan pharmaceutical industry. Prior to these roles, Mr. Moreira Muniz served as Deputy Manager for a Uruguayan branch of Banco Santander, a Spanish multinational financial services company. Mr. Moreira Muniz holds an MBA from the University of Montevideo, as well as a bachelor’s degree in international business from the Catholic University of Uruguay.

Mr. Romero-Camacho currently serves as Chief People & Corporate Affairs Officer at Insud Pharma Group, a global pharmaceutical group, a position that he has held since 2011, leading HR, Communication, Public Affairs, Internal Audit, and Compliance. Mr. Romero-Camacho has held senior positions in Human Resources and Legal Affairs across various roles and geographies in the pharmaceutical, automotive, and consumer sectors, in particular, at Renault Trucks, Bristol-Myers Squibb, and SmithKline Beecham. Mr. Romero-Camacho has served as a representative in public and private institutions and as coordinator of Fundación Mundo Sano in Spain. Mr. Romero Camacho holds a Law degree from UAM, an MBA from ICADE, and has completed the General Management Program at INSEAD.

Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Moreira Muniz and Mr. Romero-Camacho had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

As of July 14, 2025, the Committees of the Board are composed as follows:

Audit Committee

Carlos Garcia Iragorri (Audit Committee Financial Expert)

Alberto Eguiguren

Fernando Moreira

Compensation Committee

Alberto Eguiguren (Chair)

Carlos Romero-Camacho

Manuel Vial

Nominating Committee

Nicolas Weinstein (Chair)

Carlos Romero-Camacho

Carlos Garcia Iragorri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Co-Chief Executive Officer

By:	/s/ Camilo Camacho
Name:	Camilo Camacho
Title:	Interim Co-Chief Executive Officer

Dated: July 14, 2025

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